UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   LUNDGREN, K. THOR
   3600 South Lake Drive
   St. Francis, WI  53235
   US
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   DECEMBER, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President for Law and Government Affairs
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
COMMON STOCK               |12/26/|M   | |10,000            |A  |$17.25     |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |12/26/|S   | |10,000            |D  |$47.125    |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |--    |--  |-|--                |-- |--         |76,057             |D(1)  |--                         |
                           |      |    |-|                  |   |           |                   |      |                           |
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COMMON STOCK               |--    |--  |-|--                |-- |--         |147                |I     |(2)                        |
                           |      |    |-|                  |   |           |                   |      |                           |
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COMMON STOCK               |--    |--  |-|--                |-- |--         |6,514              |I     |(3)                        |
                           |      |    |-|                  |   |           |                   |      |                           |
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COMMON STOCK               |12/16/|A   |V|14,355            |A  |$28.97     |63,032             |I     |(4)                        |
                           |96    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Empl. Stock Options (R|31.25   |--   |--  |-|-- --      |A,D|4/9/9|10/9/|Common Stock|21,000 |--     |21,000      |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |6-99 |05   |            |       |       |            |   |            |
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Empl. Stock Options (R|26.50   |--   |--  |-|-- --      |A,D|4/3/9|10/3/|Common Stock|15,000 |--     |15,000      |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |5-98 |04   |            |       |       |            |   |            |
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Empl. Stock Options (R|19.63   |--   |--  |-|-- --      |A,D|4/4/9|10/4/|Common Stock|15,000 |--     |15,000      |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |4-97 |03   |            |       |       |            |   |            |
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Empl. Stock Options (R|17.25   |12/26|M   |-|-- 10,000  |A,D|4/5/9|10/5/|Common Stock|10,000 |--     |5,000       |D  |--          |
ights to Buy) (5)     |        |/96  |    |-|           |   |3-96 |02   |            |       |       |            |   |            |
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Empl. Stock Options (R|37.88   |--   |--  |-|-- --      |A,D|4/13/|10/13|Common Stock|26,000 |--     |26,000      |D  |--          |
ights to Buy)(5)      |        |     |    |-|           |   |97-00|/06  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Of the shares directly owned, 74, 057 represent restricted stock" under the Harnischfeger Industries, Inc.
("HII") 1988 Incentive Stock Plan ("1988 Plan).   (2)  Held in trust pursuant
to the HII Employees' Savings Plan.  (3)
Held in "rabbi"  trust pursuant to the HII Supplemental Retirement and Stock
Funding Plan.    (4)  Held in "rabbi trust"
pursuant to the HII Executive Incentive Plan. Acquisition of shares under the Plan's annual allocation feature. (5)
Options granted under the 1988 Plan or the HII 1996 Stock Incentive Plan. Options under the plan become exercisable in 25% increments at four 12 month intervals commencing 6 months from the date of grant and expire
10 years after the date of grant.
SIGNATURE OF REPORTING PERSON
                 /s/ K. Thor Lundgren
DATE
        1/9/97